UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*



                         TAPESTRY PHARMACEUTICALS, INC.
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                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.0075
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                         (Title of Class of Securities)

                                    876031204
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                                 (CUSIP Number)

                                  April 5, 2006
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

         [ ] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.      876031204
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(1)  Names of Reporting Persons.   I.R.S.  Identification  Nos. of Above Persons
     (entities only):

              Xmark Opportunity Partners, LLC
              20-2052197
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
        (a)
        (b)
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(3)     SEC Use Only
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(4)     Citizenship or Place of Organization:  Delaware, United States
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Number of Shares Beneficially Owned
   by Each Reporting Person With       (5) Sole Voting Power:        1,692,664**
                                           -------------------------------------
                                       (6) Shared Voting Power:               **
                                           -------------------------------------
                                       (7) Sole Dispositive Power:   1,692,664**
                                           -------------------------------------
                                       (8) Shared Dispositive Power:          **
                                           -------------------------------------
--------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person:

             1,692,664**
--------------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions):   **
--------------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9):  9.999%**
--------------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions): IA
--------------------------------------------------------------------------------
** Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Tapestry Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of April 5, 2006, Opportunity LP held 225,000 common shares, $0.0075 par value per share (the "Common Shares"), of the Company, and warrants to purchase up to 225,000 Common Shares of the Company at an exercise price of $2.40 per share that were exercisable within 60 days of the date of event which required the filing of this Schedule 13G. As of April 5, 2006, Opportunity Ltd held 275,000 Common Shares of the Company and warrants to purchase up to 275,000 Common Shares of the Company at an exercise price of $2.40 per share that were exercisable within 60 days of the date of event which required the filing of this Schedule 13G. As of April 5, 2006, JV Partners held 500,000 Common Shares of the Company and warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $2.40 per share that were exercisable within 60 days of the date of event which required the filing of this Schedule. All of the warrants provide that the number of shares that may be acquired by the holder upon any exercise of the warrants shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.999% (the "Limitation") of the total number of issued and outstanding shares of Common Stock of the Company.

Based on information received from the Company, as of April 5, 2006, there were 16,235,672 Common Shares of the Company issued and outstanding, and, in accordance with the Limitation, 692,664 shares of Common Stock issuable upon the exercise of warrants held by Opportunity LP, Opportunity Ltd and/or JV Partners. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 1,692,664 Common Shares of the Company, or 9.999% of the Common Shares of the Company deemed issued and outstanding as of April 5, 2006. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 1(a).  Name Of Issuer:  Tapestry Pharmaceuticals, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            4840 Pearl East Circle, Suite 300W
            Boulder, CO  80301


Item 2(a).  Name of Person Filing:

            Xmark Opportunity Partners, LLC

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            301 Tresser Boulevard, Suite 1320
            Stamford, CT 06901

Item 2(c).  Citizenship:

            Xmark Opportunity Partners, LLC is a Delaware limited liability company.

Item 2(d).  Title of Class of Securities:  Common Stock, $0.0075 par value per share

Item 2(e).  CUSIP No.:   876031204


Item 3. If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

            Not Applicable.


Item 4.  Ownership

         (a) Amount Beneficially Owned:

             1,692,664**


         (b) Percent of Class:

             9.999%**


         (c) Number of Shares as to which the person has:

             (i)  sole power to vote or to direct the vote           1,692,664**

             (ii) shared power to vote or to direct the vote                  **

            (iii) sole power to dispose or to direct the
                  disposition of                                     1,692,664**

             (iv) shared power to dispose or to direct the
                  disposition of                                              **



Item 5.  Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the owner of more than five percent of the class of securities, check the following: [ ]


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not Applicable.




-----------
** Xmark Opportunity Partners, LLC ("Opportunity Partners") is the sole member of the investment manager of Xmark Opportunity Fund, L.P., a Delaware limited partnership ("Opportunity LP"), and Xmark Opportunity Fund, Ltd., a Cayman Islands exempted company ("Opportunity Ltd"), and, as such, possesses sole power to vote and direct the disposition of all securities of Tapestry Pharmaceuticals, Inc., a Delaware corporation (the "Company"), held by Opportunity LP and Opportunity Ltd. Opportunity Partners is the investment manager of Xmark JV Investment Partners, LLC, a Delaware limited liability company ("JV Partners"), and, as such, possesses sole power to vote and direct the disposition of all securities of the Company held by JV Partners. David C. Cavalier and Mitchell D. Kaye, the Chief Operating Officer and Chief Executive Officer, respectively, of Xmark Capital Partners, LLC, the Managing Member of Opportunity Partners, share voting and investment power with respect to all securities beneficially owned by Opportunity Partners.

As of April 5, 2006, Opportunity LP held 225,000 common shares, $0.0075 par value per share (the "Common Shares"), of the Company, and warrants to purchase up to 225,000 Common Shares of the Company at an exercise price of $2.40 per share that were exercisable within 60 days of the date of event which required the filing of this Schedule 13G. As of April 5, 2006, Opportunity Ltd held 275,000 Common Shares of the Company and warrants to purchase up to 275,000 Common Shares of the Company at an exercise price of $2.40 per share that were exercisable within 60 days of the date of event which required the filing of this Schedule 13G. As of April 5, 2006, JV Partners held 500,000 Common Shares of the Company and warrants to purchase up to 500,000 Common Shares of the Company at an exercise price of $2.40 per share that were exercisable within 60 days of the date of event which required the filing of this Schedule. All of the warrants provide that the number of shares that may be acquired by the holder upon any exercise of the warrants shall be limited to the extent necessary to insure that, following such exercise (or other issuance), the total number of shares of Common Stock then beneficially owned by such holder does not exceed 9.999% (the "Limitation") of the total number of issued and outstanding shares of Common Stock of the Company.

Based on information received from the Company, as of April 5, 2006, there were 16,235,672 Common Shares of the Company issued and outstanding, and, in accordance with the Limitation, 692,664 shares of Common Stock issuable upon the exercise of warrants held by Opportunity LP, Opportunity Ltd and/or JV Partners. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, Opportunity Partners is deemed to beneficially own 1,692,664 Common Shares of the Company, or 9.999% of the Common Shares of the Company deemed issued and outstanding as of April 5, 2006. Opportunity Partners' interest in the securities reported herein is limited to the extent of its pecuniary interest in Opportunity LP, Opportunity Ltd and JV Partners, if any.

Item 8.  Identification and Classification of Members of the Group

         Not  Applicable.


Item 9.  Notice of Dissolution of Group

         Not Applicable.


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 13, 2007
                                              XMARK OPPORTUNITY PARTNERS, LLC
                                              By:   XMARK CAPITAL PARTNERS, LLC,
                                                    its Managing Member


                                              By:   /s/ Mitchell D. Kaye
                                                 -------------------------------
                                              Name:  Mitchell D. Kaye
                                              Title: Chief Executive Officer



      Attention:  Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)